Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2006

Richard P. McCook
Executive Vice President and Chief Financial Officer
US Oncology, Inc.
16825 Northchase Drive, Suite 1300
Houston, Texas 77060

Re: US Oncology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 10, 2006
File Number: 000-26190

Dear Mr. McCook:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with additional information so we may better understand your
disclosures. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's discussion and analysis of Financial Condition and Results of
Operations, page 31

Discussion of Non-GAAP Information, page 43

1. While we note that you have augmented your discussions to include that you
utilize EBITDA as a measure of liquidity, we note that you still disclose that you
use EBITDA to evaluate profitability as well. Please provide to us in disclosure
type format a discussion that:
   - Removes the references to EBITDA as a performance measure as discussed in
     your letter dated July 21, 2004, filed with us via EDGAR on July 22, 2004.
   - Enhances your discussion related to the usefulness of this as a liquidity
     measure.
   - Ensures that you do not give greater prominence to the discussion of the non-
     GAAP measure than the GAAP measure, wherever you present this in your
     document including in your "2005 Financial Highlights" on page 31.

Form 10-Q – June 30, 2006

Condensed Consolidated Statements of Cash Flows, page 7

2. Please reconcile for us the amounts shown as "(Increase) Decrease in: Accounts
receivable" to the amounts shown in your balance sheet.

* * * *

Please provide us the additional information requested within 10 business days or
tell us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly facilitate
our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant